August 25, 2005
Todd K. Schiffman, Esq.
Assistant Director
Office of Financial Institutions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Federal Home Loan Bank of Pittsburgh Form 10 Registration Under Section 12(g) File No. 000-51395 Withdrawal of Form 10- Form RW
Dear Mr. Schiffman:
Consistent with Rules 477 and 478 of Regulation C, I hereby withdraw the Federal Home Loan Bank of Pittsburgh’s Form 10, File No. 000-51395, initially filed with the Commission on June 29, 2005 and amended July 19, 2005. We are withdrawing the Form 10 prior to statutory effectiveness because we decided to restate our financial statements.
Please contact Dana A.Yealy, General Counsel, at (412) 288-2833 if you have any questions.
Sincerely,
/s/James D. Roy
James D. Roy
President and Chief Executive Officer
Federal Home Loan Bank of Pittsburgh